SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For December 17, 2012

ASML Holding N.V.

De Run 6501

5504 DR Veldhoven

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits

99.1	“ASML confirms completion of its Share Buy Back Programs 2011 – 2012”, press release dated December 17, 2012

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document include forward-looking statement relating to the Company’s intention to cancel shares repurchased pursuant to its € 1,130 million share buy back program. These forward looking statements are subject to risks and uncertainties including those indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)

Date: December 17, 2012	By:	/s/ Peter T.F.M. Wennink
Peter T.F.M. Wennink
Executive Vice President
and Chief Financial Officer

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